FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	2022 Investor Fact Book Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	September 9, 2022	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Deputy Corporate Secretary and General Counsel

POWERING SUSTAINABLE GROWTH 2022 INVESTOR FACT BOOK UPDATE

FORWARD-LOOKING STATEMENTS Certain statements included in the CN 2022 Investor Fact Book Update constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets”, or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Forward-looking statements reflect information as at the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward- looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward- looking statement. As used herein, “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries. PICTURED ABOVE: Nathalie Bergeron, Locomotive Engineer, Montreal, QC ON THE COVER: Henry House, AB (photo by CN employee Tim Stevens)

Contents Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP). OVERVIEW 02 Delivering Value For Our Shareholders 04 Key Advantages and Core Strengths 06 Message from the President and CEO 08 Financial and Operating Measures MARKETS 10 Market Overview 12 Petroleum and Chemicals 14 Metals and Minerals 16 Forest Products 18 Coal 20 Grain and Fertilizers 22 Intermodal 24 Automotive FINANCIALS 26 Quarterly Consolidated Statements of Income 27 Quarterly Consolidated Balance Sheets 28 Quarterly Consolidated Statements of Cash Flows 30 Quarterly Financial and Statistical Data 32 Non-GAAP Measures 40 Shareholder and Investor Information (1) 18,600 route miles reflects the Q1 2022 sale of non-core lines in Wisconsin, Michigan, and Ontario. CN is a world‑class transportation leader and trade enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports about 300 million tonnes of natural resources, manufactured products, and finished goods throughout North America every year. CN’s advantaged 18,600‑mile(1) rail network, which connects Canada’s eastern and western coasts with the southern coast of the U.S., efficiently meets customers’ needs and drives enduring profitable growth. CN is committed to programs supporting social responsibility and environmental stewardship. POWERING SUSTAINABLE GROWTH POWERING SUSTAINABLE GROWTH 01 01

2021 highlights (1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company’s selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information. (2) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. (3) Operating ratio is defined as operating expenses as a percentage of revenues. TOTAL REVENUES $14.5B FREE CASH FLOW  (2) $3.3B DILUTED EARNINGS PER SHARE (1) $6.90 OPERATING RATIO  (3) 61.2 % ADJUSTED DILUTED EARNINGS PER SHARE (1) (2) $5.95 ADJUSTED ROIC  (2) 14.1% p Share repurchases p Dividends SHAREHOLDER DISTRIBUTION ($ millions) ) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures. $15B RETURNED TO SHAREHOLDERS OVER THE LAST FIVE YEARS 26 consecutive years of dividend growth (15% CAGR in dividend rate), with a 19% increase approved for 2022. CN suspended its share buyback program in 2020 (pandemic) and part of 2021 (proposed combination with Kansas City Southern – KCS); CN’s current normal course issuer bid is in the range of $5B for up to 42M shares. 88% TOTAL SHAREHOLDER RETURN SINCE JANUARY 2017 CN’s share price on the TSX (CNR) has increased at a compound annual growth rate (CAGR) of 18.2% since our initial public offering (IPO) in 1995. DELIVERING VALUE FOR OUR SHAREHOLDERS CNR (TSX) CNI (NYSE) S&P 500 TSX CN’S STOCK PERFORMANCE (Index: Closing price on December 3, 206 = 00) € €€ ‚ € ƒ ‚ ƒ€€ ƒƒ ƒ€‚ ƒ€„ ƒ€… ƒ€ƒ€ ƒ€ƒ Source: FactSet Overview Overview CN  |  2022 INVESTOR FACT BOOK UPDATE 02

Ferland, ON Photo by CN employee Chris Wilson CN | 2022 INVESTOR FACT BOOK UPDATE 03

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste. Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Calgary Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Strong balance sheet that provides financial flexibility CN is committed to long-term sustainable value for our shareholders. Our first use of cash is investing in our business to sustain and strengthen our network, ensure safety and fluidity, and enable growth. CN also returns value to shareholders through dividend payments and share repurchases. Building for a sustainable future Delivering Responsibly is at the heart of how CN operates. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best railroaders, helping build safer, stronger communities, while adhering to the highest ethical standards. Advantaged network with three-coast access CN spans the continent, reaching from coast to coast to coast. The network was built through key acquisitions across Canada and in the U.S., including our fluidity advantage around Chicago. CN’s unique footprint provides optionality that is of increasing importance to our customers in a world of emerging and shifting trade patterns. Scheduled railroad with a focus on velocity As the industry pioneers in scheduled railroading, CN’s focus on car velocity benefits customers and shareholders alike. Running a scheduled railroad allows us to unlock additional capacity, while identifying key corridors for further capacity investment. CN main lines Secondary and feeder lines Shortline partners Ports served by CN LEGEND OPERATIONAL EXCELLENCE EVERY DAY CN is an operational and sustainability leader and an engine of North American economic growth and prosperity. We deliver reliable, efficient and cost-effective transportation services with a continuous focus on service, productivity and safety. CN facilitates end-to-end supply chains to unlock long-term, profitable growth and deliver sustainable transportation services for our customers. KEY ADVANTAGES AND CORE STRENGTHS REVENUES BY COMMODITY GROUP (% of total revenues) p % Intermodal p % Petroleum and chemicals p % Grain and fertilizers p % Forest products p % Metals and minerals p % Automotive p% Coal p % Other revenues REVENUES BY GEOGRAPHIC FLOW (% of freight revenues) p % Overseas p % Transborder p 8% Canadian domestic p % U.S. domestic Balanced and diverse portfolio Broad geographic exposure Overview Overview 04 CN  |  2022 INVESTOR FACT BOOK UPDATE

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste. Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Calgary Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg Gary Leithton Munger West Chicago Joliet Matteson Chicago Heights Griffith Goose Lake Markam Waukegan South Chicago Chicago Outer Belt (CN) Chicago INDIANA ILLINOIS LAKE MICHIGAN FASTEST RAIL ROUTE IN AND AROUND CHICAGO $14.5B REVENUES 19,500 ROUTE MILES 22,600 EMPLOYEES (end of period) $2.9B CAPITAL INVESTMENTS (1) As at or for the year ending December 31, 2021 2021 key statistics(1) 05 CN  |  2022 INVESTOR FACT BOOK UPDATE

MESSAGE FROM THE PRESIDENT AND CEO This is an exciting time for CN, and I am honoured to step into the role of President and CEO. I am delighted to be back in the industry. It truly feels like coming home. Leading CN, one of North America’s iconic companies, comes with both the privilege and responsibility of ensuring the continent’s supply chains deliver consistently, safely and responsibly. CN’s focus on our employees, customers, the communities in which we operate, our partners and our shareholders will remain our priority over the long term. We succeed together. This is a transformational period at CN. Our goal – to build the railway of the future – is an expression of our intent to continuously innovate – in safety, in efficiency, in sustainability, in engagement. This is how we will deliver for the future. Powering sustainable growth The past two years have presented some significant challenges in North America and around the globe. The impact of the pandemic, the effects of climate change, and the uncertainty of global security have challenged our sense of safety and order and impacted the reliability of our supply chains. As an important enabler of domestic freight movement and global trade links, it has never been more important for CN to deliver. We are uniquely positioned to power sustainable growth. We have North America’s best network, spanning Canada from the Atlantic to the Pacific and through the American heartland to the Gulf of Mexico. We also have a team of experienced and motivated railroaders to propel operational excellence, every day. Overview 06 CN  |  2022 INVESTOR FACT BOOK UPDATE

‘‘ North America’s economy relies on our ability to safely deliver the essential products our customers need. More than ever, our continent’s resources, agricultural products and manufactured goods are needed around the world. CN has the connections and know‑how to drive the continued growth of our customers and success of our team. And we can do it in a manner that continues to advance the efficiency of our operations. Delivering responsibly CN believes in Delivering Responsibly. This means moving our customers’ goods safely and efficiently, and ensuring we deliver in an environmentally responsible manner; attracting, developing, and retaining top diverse talent; helping to make the communities we serve safer and stronger; and adhering to the highest ethical standards. This is what we believe, and it is the way we approach our work every day. The heart of CN is the more than 22,000 skilled and dedicated railroaders who come to work to deliver for our customers. I am proud of the perseverance and resilience of our team, who power our performance and growth, and who increasingly represent the diversity of the communities we serve. We are welcoming the next generation of railroaders to our Company. They are helping us in our efforts to innovate, to continuously improve the safety of our employees and communities, to lighten our environmental footprint, to further engage with our Indigenous and community partners, and to develop the capabilities of our team. The future of railroading at CN is very bright. Let’s go! This team, operating on the best rail network in North America and powered by innovation, collaboration and diversity of thought, is positioned to deliver strong and sustainable value for our customers, our partners, our communities and our shareholders, now and over the long term. We will make CN the safest and the best railroad in North America, and we will continue to build the railway of the future. Tracy Robinson President and Chief Executive Officer This team, operating on the best rail network in North America and powered by innovation, collaboration and diversity of thought, is positioned to deliver strong and sustainable value... now and over the long term. 07 CN  |  2022 INVESTOR FACT BOOK UPDATE

Overview

FINANCIAL AND OPERATING MEASURES

Financial measures

	2017	2018	2019	2020	2021
KEY FINANCIAL PERFORMANCE INDICATORS					
Total revenues ($ millions)	13,041	14,321	14,917	13,819	**14,477**
Freight revenues ($ millions)	12,293	13,548	14,198	13,218	**13,888**
Operating income ($ millions)	5,243	5,493	5,593	4,777	**5,616**
Adjusted operating income ($ millions)[1]	5,243	5,520	5,708	5,263	**5,622**
Net income ($ millions)[2]	5,470	4,312	4,198	3,545	**4,899**
Adjusted net income ($ millions)[1][2]	3,764	4,040	4,171	3,767	**4,225**
Diluted earnings per share ($)[2]	7.22	5.85	5.81	4.97	**6.90**
Adjusted diluted earnings per share ($)[1][2]	4.97	5.48	5.78	5.28	**5.95**
Free cash flow ($ millions)[1]	2,778	2,514	1,992	3,227	**3,296**
Gross property additions ($ millions)	2,703	3,531	4,079	2,863	**2,897**
Share repurchases ($ millions)	2,000	2,000	1,700	379	**1,582**
Dividends per share ($)	1.65	1.82	2.15	2.30	**2.46**
FINANCIAL POSITION					
Total assets ($ millions)	37,629	41,214	43,784	44,804	**48,538**
Total liabilities ($ millions)	20,973	23,573	25,743	25,153	**25,794**
Shareholders' equity ($ millions)	16,656	17,641	18,041	19,651	**22,744**
FINANCIAL RATIOS					
Operating ratio (%)	59.8	61.6	62.5	65.4	**61.2**
Adjusted operating ratio (%)	59.8	61.5	61.7	61.9	**61.2**
Adjusted debt-to-adjusted EBITDA multiple (times)[1]	1.75	1.93	2.01	1.98	**1.82**
Return on invested capital (ROIC) (%)[1][2]	22.4	16.6	15.2	12.7	**16.4**
Adjusted ROIC (%)[1][2]	15.8	15.6	15.1	13.3	**14.1**

(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(2) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

Financial highlights


TOTAL REVENUES
($ millions)
13,041
14,321
14,917
13,819
14,477
2017 2018 2019 2020 2021


DILUTED EARNINGS PER SHARE
($)
Adjusted Diluted Earnings Per Share(1)
7.22
5.85 5.81
4.97
6.90
2017 2018 2019 2020 2021


OPERATING RATIO
(%)
Adjusted Operating Ratio(1)
59.8
61.6
62.5
65.4
61.2
2017 2018 2019 2020 2021

08 CN | 2022 INVESTOR FACT BOOK UPDATE

Operating measures[3]

	2017	2018	2019	2020	2021
STATISTICAL OPERATING DATA					
Gross ton miles (GTMs) (billions)	469.2	490.4	482.9	455.4	**458.4**
Revenue ton miles (RTMs) (billions)	237.1	248.4	242.0	230.4	**233.1**
Carloads (thousands)	5,737	5,976	5,912	5,595	**5,701**
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500	**19,500**
Employees (end of period)	23,945	25,720	25,975	24,381	**22,604**
Employees (average for the period)	23,074	25,423	26,733	23,786	**24,084**
KEY OPERATING MEASURES					
Freight revenue per RTM (cents)	5.18	5.45	5.87	5.74	**5.96**
Freight revenue per carload ($)	2,143	2,267	2,402	2,362	**2,436**
GTMs per average number of employees (thousands)	20,335	19,290	18,063	19,144	**19,033**
Operating expenses per GTM (cents)	1.66	1.80	1.93	1.99	**1.93**
Labor and fringe benefits expense per GTM (cents)	0.54	0.58	0.61	0.60	**0.63**
Diesel fuel consumed (US gallons in millions)	441.4	462.7	451.4	407.2	**402.8**
Average fuel price ($/US gallon)	2.74	3.32	3.17	2.42	**3.28**
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.941	0.943	0.935	0.894	**0.879**
OPERATING METRICS					
Car velocity (car miles per day)	200	184	194	185	**195**
Yard productivity (cars per yard switching hour)	51	49	47	46	**47**
Locomotive utilization (trailing GTMs per total horsepower)	225	208	198	196	**198**
Train weight (tons)	9,424	9,163	9,125	9,501	**9,658**
Through dwell (hours)[4]	7.7	8.3	7.9	8.6	**7.9**
Through network train speed (miles per hour)[4]	20.3	18.0	18.5	18.5	**19.2**
CN ROLLING STOCK					
Diesel locomotives (end of period)	2,285	2,412	2,398	2,382	**2,302**
Freight cars (end of period)	65,019	66,978	64,607	62,857	**56,730**

(3) Statistical operating data, key operating measures, operating metrics and rolling stock information are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(4) The Company no longer reports Terminal dwell and Train velocity and has replaced these measures with Through dwell and Through network train speed, respectively. Comparative figures have been adjusted to conform to the current presentation.

Operational highlights

GROSS TON MILES (GTMs)
(billions)


469.2
490.4
482.9
455.4
458.4
2017 2018 2019 2020 2021

CAR VELOCITY
(car miles per day)


200
184
194
185
195
2017 2018 2019 2020 2021

THROUGH NETWORK TRAIN SPEED
(miles per hour)


20.3
18.0
18.5
18.5
19.2
2017 2018 2019 2020 2021

CN | 2022 INVESTOR FACT BOOK UPDATE 09

Markets

MARKET OVERVIEW

STRONG CUSTOMER PARTNERSHIPS

CN is committed to being a customer-centric organization. We work with all our supply chain partners to deliver sustainable top-tier transportation services for our customers by anticipating their needs, understanding their growth plans, earning their trust, and being agile.

Our business model is anchored on end-to-end collaboration with our customers and supply chain partners from true origin to ultimate destination. We add value to this model by leveraging our expertise and technological innovation to advise our customers and help them win in their markets, because when our customers grow, CN grows along with them.

Well-diversified portfolio supported by a solid base of customers and supply chain partners

2021 REVENUES BY COMMODITY GROUP
(% of total revenues)


4%
OTHER REVENUES
4%
COAL
4%
AUTOMOTIVE
11%
METALS AND MINERALS
12%
FOREST PRODUCTS
17%
GRAIN AND FERTILIZERS
20%
PETROLEUM AND CHEMICALS
28%
INTERMODAL
$14.5B
TOTAL REVENUES

9 ports
SERVED ACROSS NORTH AMERICA

300M tons
ANNUAL CARGO CARRIED

65%
OF TRAFFIC ORIGINATING AND TERMINATING ON CN'S NETWORK

10 CN | 2022 INVESTOR FACT BOOK UPDATE

Performance summary

	REVENUES $ millions						CARLOADS thousands					
	2017	2018	2019	2020	2021	% Change[1]	2017	2018	2019	2020	2021	% Change[1]
Petroleum and chemicals	2,208	2,660	3,052	2,631	**2,816**	**7%**	614	653	688	597	**596**	**0%**
Metals and minerals	1,523	1,689	1,643	1,409	**1,548**	**10%**	995	1,030	1,008	935	**969**	**4%**
Forest products	1,788	1,886	1,808	1,700	**1,740**	**2%**	424	418	375	342	**339**	**(1%)**
Coal	535	661	658	527	**618**	**17%**	303	346	335	289	**379**	**31%**
Grain and fertilizers	2,214	2,357	2,392	2,609	**2,475**	**(5%)**	619	632	619	663	**628**	**(5%)**
Intermodal	3,200	3,465	3,787	3,751	**4,115**	**10%**	2,514	2,634	2,618	2,582	**2,611**	**1%**
Automotive	825	830	858	591	**576**	**(3%)**	268	263	269	187	**179**	**(4%)**
Total rail freight	12,293	13,548	14,198	13,218	**13,888**	**5%**	5,737	5,976	5,912	5,595	**5,701**	**2%**
Other	748	773	719	601	**589**	**(2%)**						
Total	13,041	14,321	14,917	13,819	**14,477**	**5%**						

	RTMS millions						AVERAGE LENGTH OF HAUL miles					
	2017	2018	2019	2020	2021	% Change[1]	2017	2018	2019	2020	2021	% Change[1]
Petroleum and chemicals	44,375	50,722	53,989	43,556	**42,436**	**(3%)**	819	874	885	828	**814**	**(2%)**
Metals and minerals	27,938	27,993	25,449	21,561	**26,743**	**24%**	339	336	315	287	**336**	**17%**
Forest products	30,510	29,918	27,187	25,602	**25,948**	**1%**	840	839	841	859	**875**	**2%**
Coal	14,539	17,927	17,653	16,173	**18,471**	**14%**	435	464	470	497	**421**	**(15%)**
Grain and fertilizers	56,123	57,819	55,597	61,736	**58,733**	**(5%)**	905	905	887	913	**909**	**0%**
Intermodal	59,356	60,120	58,344	59,165	**58,412**	**(1%)**	1,848	1,826	1,816	1,812	**1,825**	**1%**
Automotive	4,257	3,884	3,735	2,597	**2,395**	**(8%)**	802	762	741	738	**685**	**(7%)**
Total	237,098	248,383	241,954	230,390	**233,138**	**1%**	775	782	777	784	**763**	**(3%)**

(1) % change from 2020 to 2021.

CN | 2022 INVESTOR FACT BOOK UPDATE 11

Markets

PETROLEUM
AND CHEMICALS

RELIABLE AND INTEGRAL PART OF MOVING ENERGY

Natural gas and oil are the building blocks of the petrochemical industry. CN's geographical footprint allows our customers access to all three major petrochemical hubs in North America – the U.S. Gulf Coast, Alberta Heartland and Southwestern Ontario. Additionally, our access to state-of-the-art export terminals on the Pacific and Gulf of Mexico position our customers' products to compete on a global scale. This unique and robust supply chain positions CN to support North America's New Green Energy evolution.


High River
Prince Rupert
Fort McMurray
Edmonton
Scotford
Vancouver
Ashcroft
Calgary
Saskatoon
Ferndale, WA
Regina
Winnipeg
Thunder Bay
Moncton
Quebec
Saint John
Halifax
Montreal
CN'S PETROLEUM AND CHEMICALS SUPPLY CHAIN
Petroleum
Chemicals and plastics
Sulfur
Natural gas liquids
CargoFlo®
Propane export facility
Petrochemical facility
Petrochemical hub
Shale play
Ports served by CN
Sarnia
Toronto
Hamilton
Detroit
Windsor
Flat Rock
Chicago
Joliet
Memphis
Baton Rouge
Mobile
New Orleans
Mont Belvieu, TX

For more information please visit www.cn.ca/petroleum

12 CN | 2022 INVESTOR FACT BOOK UPDATE

High River Ashcroft Scotford Joliet Flat Rock Windsor Hamilton Fort McMurray Ferndale, WA Mont Belvieu, TX Regina Saskatoon Saint John Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Baton Rouge Sarnia Halifax Thunder Bay REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS KEY FACTS • CN is the only rail carrier servicing three petrochemical hubs in North America • CN handles over 50% of all Canadian chemicals production • Petroleum and chemicals shipments move in customer-supplied private cars • Prince Rupert propane exports expand CN’s scope to international markets COMMODITIES PETROLEUM PRODUCTS • Propane, butane, crude oil, gasoline, diesel, jet fuel, fuel oil, lubricants, asphalt, condensate CHEMICALS AND PLASTICS • Polyethylene, polyvinyl chloride (PVC), caustic soda, sulfuric acid, pulp mill chemicals SULFUR • Molten and dry sulfur MARKET DRIVERS • North American automotive, housing and medical production • Chemical and plastics feedstock prices • North American liquefied natural gas (LNG) production • North American hydrogen production • New investment interest in North American green energy production • Renewable diesel and sustainable aviation fuel production 2021 VS. 2017 CAGR $2,816M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % Refined Petroleum Products p % Chemicals and Plastics p % Crude and Condensate p% Sulfur 202 COMMODITY BREAKDOWN (% of revenues) +6.3% - 0.7% -      0.2 % -    1.1% 13 CN  |  2022 INVESTOR FACT BOOK UPDATE

Markets

METALS
AND MINERALS

SUPPLY CHAIN COLLABORATION DRIVES GROWTH

Demand for cyclical commodities like metals and minerals follows drivers such as manufacturing, construction and energy sector activity. CN works closely with our customers to understand and anticipate their market cycles and help reach new markets. We plan our capacity and service to align with the future needs of our customers while looking for opportunities to create new supply chain options.


CN'S METALS AND MINERALS SUPPLY CHAIN
Metals
Minerals
Energy materials
Iron ore
Aluminum smelters
CN metals distribution centres
CN iron ore docks
Intermodal terminals
Ports served by CN
Prince Rupert
Prince George
Fort McMurray
Scotford
Edmonton
North Vancouver
Vancouver
Surrey
Calgary
Saskatoon
Regina
Bienfait
Winnipeg
Thunder Bay
Two Harbors
Duluth
Sault Ste. Marie
Escanaba
Chippewa Falls
New Richmond
Minneapolis/St. Paul
Arcadia
Chicago
Joliet
Decatur
Indianapolis
Flat Rock
Detroit
Toledo
Conneaut
Pittsburgh
Hamilton
Toronto
Montreal
Quebec
Sept-Îles
Baie-Comeau
Saguenay
Moncton
Saint John
Halifax
Memphis
Jackson
Mobile
New Orleans

For more information please visit www.cn.ca/metals

14 CN | 2022 INVESTOR FACT BOOK UPDATE

BUSINESS UNIT OVERVIEW AND MARKET DRIVERS

2021 COMMODITY BREAKDOWN
(% of revenues)



31% Metals
26% Minerals
22% Energy Materials
21% Iron Ore

$1,548M

2021 REVENUES

KEY FACTS

- CN serves 10 aluminum smelters, more than any other railroad in North America
- CN is the top mover of aluminum, iron ore and base metal ore in North America
- CN directly serves all the top shale plays in Canada, including the Western Canada Sedimentary Basin

COMMODITIES

METALS AND MINERALS

- Steel, non-ferrous ores and base metals, construction materials, machinery, railway equipment and large loads

ENERGY MATERIALS

- Frac sand and pipe

IRON ORE

MARKET DRIVERS

- Manufacturing production (e.g., automobiles, railcars, heavy equipment, aerospace)
- Non-residential construction activity
- Government spending on infrastructure projects
- World demand for ores and metals
- Oil and gas production
- Consumer goods production

METRICS

REVENUES
($ millions)



1,523
1,689
1,643
1,409
1,548
2017 2018 2019 2020 2021

CARLOADS
(thousands)



995
1,030
1,008
935
969
2017 2018 2019 2020 2021

RTMs
(millions)



27,938
27,993
25,449
21,561
26,743
2017 2018 2019 2020 2021

AVERAGE LENGTH OF HAUL
(miles)



339
336
315
287
336
2017 2018 2019 2020 2021

2021 VS. 2017 CAGR

Revenues	Carloads	RTMs	Average Length of Haul
+0.4%	-0.7%	-1.1%	-0.2%

CN | 2022 INVESTOR FACT BOOK UPDATE 15

Markets

FOREST PRODUCTS

REACHING FARTHER WITH OUR CUSTOMERS

Forest products have long been part of CN's core business, utilizing multiple and often complex supply chains. CN is a critical trade enabler and transportation partner, helping to move our customers' products throughout North America and around the world. Reflecting strong demand for lumber and panels used in home repair, renovation and new construction, CN continues to support its customers with a dedicated fleet.


Prince Rupert
Prince George
Edson
Edmonton
North Battleford
Vancouver
Surrey
Calgary
Winnipeg
Atikokan
Thunder Bay
Quebec
Montreal
Moncton
Halifax
Saint John
Brockville
Toronto
Detroit
Chicago
Memphis
Mobile
New Orleans
CN'S FOREST PRODUCTS SUPPLY CHAIN
Lumber and panels
Pulp and paper
CN forest products distribution centres
Ports served by CN

For more information please visit www.cn.ca/forestproducts

16 CN | 2022 INVESTOR FACT BOOK UPDATE

Edson Prince George Surrey North Battleford Atikokan Brockville Saint John Chicago Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Halifax Quebec Thunder Bay REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS KEY FACTS • Largest rail carrier of forest products in North America • Nearly 10% of total CN revenue tied to the housing market • Upgraded fleet of over 20,000 premium cars COMMODITIES LUMBER & PANELS • Lumber, oriented strand board (OSB) panels, plywood, siding, engineered wood products, timber mats PULP & PAPER • Woodpulp, newsprint, printing paper, paperboard, containerboard, logs, wood chips, wood pellets MARKET DRIVERS LUMBER & PANELS • Residential construction, repair and remodeling activity, industrial activity PULP & PAPER • Global consumption of pulp, paper, tissue and packaging -    0.7% -  5.4% +1.0% -4.0% 2021 VS. 2017 CAGR $1,740M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % Lumber and Panels p % Pulp and Paper 202 COMMODITY BREAKDOWN (% of revenues) 17 CN  |  2022 INVESTOR FACT BOOK UPDATE

Joliet East Dubuque East St. Louis Grand Rivers Calvert City Metropolis Mound City Prince George Kamloops Saskatoon Halifax Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Thunder Bay Saint John Sarnia Regina Fort McMurray Lloydminster Baton Rouge CN’S COAL SUPPLY CHAIN Canadian coal U.S. coal Petroleum coke Ports served by CN 1 Coal mines 1 Petroleum coke sourcing 1 Barge transload terminals s Export terminals For more information please visit www.cn.ca/coal COAL COAL SUPPLY CHAIN COLLABORATION CN collaborates with all stakeholders to maximize the efficiency of getting our customers’ product to market. To provide optimal service, CN works closely with the end-to-end components of the coal supply chain, from mine to export terminal, to understand every detail of our customers’ shipments, adapting services to focus on the entire movement through the complete supply chain. Markets 18 CN  |  2022 INVESTOR FACT BOOK UPDATE

Joliet East Dubuque East St. Louis Grand Rivers Calvert City Metropolis Mound City Prince George Kamloops Saskatoon Halifax Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Thunder Bay Saint John Sarnia Regina Fort McMurray Lloydminster Baton Rouge REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS KEY FACTS • Canadian coal consists of both thermal and metallurgical coal • Opportunities to grow and facilitate metallurgical coal exports through Convent Marine Terminals in Louisiana • CN moves an average of 38 million tons of coal every year • Overall, coal represents 4% of CN revenues COMMODITIES • Grades of bituminous coal from thermal to metallurgical • Metallurgical coke • Petroleum coke MARKET DRIVERS • Price of natural gas • Weather • Environmental regulations • Global supply/demand conditions • Steel production • Power consumption +3.7% +5.8% -0.8% +6.2% 2021 VS. 2017 CAGR $618M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % Canadian Coal – Export p % Petroleum Coke p % U.S. Coal – Export p % U.S. Coal – Domestic 202 COMMODITY BREAKDOWN (% of revenues) 19 CN  |  2022 INVESTOR FACT BOOK UPDATE

Saskatoon Saint John Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Halifax Thunder Bay CN’S GRAIN AND FERTILIZERS SUPPLY CHAIN Canadian grain U.S. grain Fertilizers – potash Fertilizers – other Ports served by CN For more information please visit www.cn.ca/grain and www.cn.ca/fertilizer GRAIN AND FERTILIZERS EVOLUTION AND INNOVATION IN THE GRAIN SUPPLY CHAIN CN’s network investments and hopper car fleet renewal have been complimented by grain companies’ and producers’ capacity investments over the past decade. Technology supports the long-term trend of increased grain production, and the supply chain’s efficiency has evolved to deliver more efficient grain movement, especially during times of peak demand. CN’s grain franchise is growing in Canada and the U.S., and is well positioned as renewable fuel production evolves in North America. Markets 20 CN  |  2022 INVESTOR FACT BOOK UPDATE

Saskatoon Saint John Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Halifax Thunder Bay BUSINESS UNIT OVERVIEW AND MARKET DRIVERS REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS COMMODITIES GRAIN • Wheat, canola, peas, oats, barley, peas, corn, soybeans, ethanol, distillers dried grains, canola and soybean meal and oil, other oils and fats, malt FERTILIZER • Potash, ammonia nitrate, urea, phosphate fertilizers, anhydrous ammonia, ammonium sulphate, liquid fertilizers MARKET DRIVERS GRAIN • Weather conditions, seeded and harvested acreage, mix of grain crops and crop yield, size and quality of individual crops, inter national market conditions FERTILIZER • Input prices, demand, government policies, international competition $2,475M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % Canadian Grain – Regulated p % Canadian Grain – Commercial p % U.S. Grain – Domestic p % U.S. Grain – Exports p% Fertilizers – Potash p% Fertilizers – Other 202 COMMODITY BREAKDOWN (% of revenues) 2021 VS. 2017 CAGR +2.8% +0.4% +0.1% +1.1% KEY FACTS • Canadian grain accounts for roughly two-thirds of CN’s grain-related revenue • Of the 42 new high-throughput elevators on the Prairies, 30 have been or are being built on CN lines • CN’s U.S. grain footprint stretches from the Midwest to the Gulf Coast • CN transports fertilizer throughout North America as well as exports through the Canadian West and East Coasts 21 CN  |  2022 INVESTOR FACT BOOK UPDATE

Joliet Jackson MEXICO Arcadia Chippewa Falls New Richmond Indianapolis Prince George Duluth Regina Saskatoon Halifax Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Thunder Bay Saint John INTERMODAL CN’S INTERMODAL SUPPLY CHAIN International Domestic Ports served by CN 1 Intermodal terminals 1 Logistics parks OFFERING THE BEST OF BOTH WORLDS TO OUR CUSTOMERS Our close and collaborative partnerships with customers and supply chain stakeholders enable the sustainable growth of our intermodal business and allow our customers to reach new markets. CN has been resilient in delivering for our customers as we meet the challenges brought about by global supply chain disruptions, and we continue to work with our customers to utilize our capacity more efficiently, which produces greater returns for our shareholders. Markets 22 CN  |  2022 INVESTOR FACT BOOK UPDATE

Joliet Jackson MEXICO Arcadia Chippewa Falls New Richmond Indianapolis Prince George Duluth Regina Saskatoon Halifax Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Thunder Bay Saint John REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS KEY FACTS • Supply chain collaboration agreements with key ports • CargoCool® has one of Canada’s largest reefer fleets • CNTL is one of Canada’s largest trucking companies • Full membership in Equipment Management Pool (EMP) • Dedicated customer service desk COMMODITIES INTERNATIONAL • Import and export containerized traffic DOMESTIC • Consumer products for large retailers • Raw materials, manufactured goods and consumer products for wholesale trucking and logistics clients • International to domestic container transload conversion options for shippers MARKET DRIVERS • North American economy and consumer spending • Global trade patterns • North American industrial production +6.5% +1.0% -0.3% -0.4% 2021 VS. 2017 CAGR $4,115M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % International p % Domestic 202 COMMODITY BREAKDOWN (% of revenues) 23 CN  |  2022 INVESTOR FACT BOOK UPDATE

Windsor Milton London Markham Charny St. John’s Jackson Saskatoon Saint John Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Sarnia Halifax Thunder Bay New Richmond AUTOMOTIVE CN’S AUTOMOTIVE SUPPLY CHAIN Finished vehicles Auto parts Ports served by CN 1 CN automotive facilities For more information please visit www.cn.ca/automotive WORKING WITH CUSTOMERS TO MITIGATE TURBULENT TIMES CN’s automotive business maximizes our network advantage by providing consistent and reliable service, proactive communication, and continued investment in infrastructure and equipment. While CN continues to work closely with customers to mitigate the impact of global automotive supply chain disruptions and vehicle chip shortages, we are ready to handle future customer demand in an efficient and cost-effective manner. Markets 24 CN  |  2022 INVESTOR FACT BOOK UPDATE

Windsor Milton London Markham Charny St. John’s Jackson Saskatoon Saint John Chicago Quebec Detroit Mobile Toronto Montreal Memphis Moncton New Orleans Edmonton Calgary Winnipeg Prince Rupert Vancouver Sarnia Halifax Thunder Bay New Richmond REVENUES ($ millions) CARLOADS (thousands) RTMs (millions) AVERAGE LENGTH OF HAUL (miles) METRICS KEY FACTS • 2.3 million finished vehicles handled annually • 18 automotive facilities • Originating 16 North American vehicle assembly plants and ports • 5,000 multi-level railcars in CN’s fleet COMMODITIES • Finished vehicles • Auto parts MARKET DRIVERS • Global and North American automotive production and sales • Consumer confidence and disposable income • Average age of vehicles in North America • Price of fuel -8.6% - 9.6% -3.9% -13.4% 2021 VS. 2017 CAGR $576M 2021 REVENUES BUSINESS UNIT OVERVIEW AND MARKET DRIVERS p % Finished Vehicles p % Auto Parts 202 COMMODITY BREAKDOWN (% of revenues) 25 CN  |  2022 INVESTOR FACT BOOK UPDATE

Financials

QUARTERLY CONSOLIDATED **STATEMENTS OF INCOME**

Unaudited

($ millions, unless otherwise indicated)

					2020					2021
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES	3,545	3,209	3,409	3,656	13,819	**3,535**	**3,598**	**3,591**	**3,753**	**14,477**
OPERATING EXPENSES										
Labor and fringe benefits	743	563	662	755	2,723	785	692	728	674	**2,879**
Purchased services and material	578	518	491	565	2,152	549	527	502	504	**2,082**
Fuel	360	227	262	303	1,152	364	380	350	419	**1,513**
Depreciation and amortization	392	404	391	402	1,589	404	406	405	383	**1,598**
Equipment rents	105	107	123	97	432	89	83	82	82	**336**
Casualty and other	152	119	114	123	508	154	128	99	125	**506**
Loss (recovery) on assets held for sale	–	486	–	–	486	(137)	–	–	–	**(137)**
Transaction-related costs	–	–	–	–	–	–	–	84	–	**84**
Total operating expenses	2,330	2,424	2,043	2,245	9,042	**2,208**	**2,216**	**2,250**	**2,187**	**8,861**
Operating income	1,215	785	1,366	1,411	4,777	**1,327**	**1,382**	**1,341**	**1,566**	**5,616**
Interest expense	(139)	(144)	(137)	(134)	(554)	(130)	(158)	(197)	(125)	**(610)**
Other components of net periodic benefit income [1]	72	74	74	72	292	99	98	98	112	**407**
Merger termination fee	–	–	–	–	–	–	–	886	–	**886**
Other income (expense)	11	(4)	(1)	–	6	(2)	51	(27)	21	**43**
Income before income taxes [1]	1,159	711	1,302	1,349	4,521	**1,294**	**1,373**	**2,101**	**1,574**	**6,342**
Income tax expense [1]	(152)	(171)	(320)	(333)	(976)	(318)	(337)	(415)	(373)	**(1,443)**
Net income [1]	1,007	540	982	1,016	3,545	**976**	**1,036**	**1,686**	**1,201**	**4,899**
Operating ratio	65.7%	75.5%	59.9%	61.4%	65.4%	62.5%	61.6%	62.7%	58.3%	**61.2%**
EARNINGS PER SHARE ($) [1]										
Basic	1.41	0.76	1.38	1.43	4.98	1.37	1.46	2.38	1.70	**6.91**
Diluted	1.41	0.76	1.38	1.42	4.97	1.37	1.46	2.37	1.70	**6.90**
WEIGHTED AVERAGE NUMBER OF SHARES (millions)										
Basic	712.3	710.7	711.0	711.2	711.3	711.0	709.0	708.7	705.3	**708.5**
Diluted	713.9	712.2	712.8	713.2	713.0	712.8	710.6	710.4	707.4	**710.3**
Dividends declared per share ($)	0.575	0.575	0.575	0.575	2.300	0.615	0.615	0.615	0.615	**2.300**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

26 CN | 2022 INVESTOR FACT BOOK UPDATE

QUARTERLY CONSOLIDATED
BALANCE SHEETS

Unaudited

($ millions)

				2020				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
ASSETS								
Current assets								
Cash and cash equivalents	488	375	285	569	518	569	2,194	838
Restricted cash and cash equivalents	525	529	531	531	529	525	493	503
Accounts receivable	1,269	1,063	1,149	1,054	1,177	1,219	1,210	1,074
Material and supplies	679	649	616	583	633	638	622	589
Income taxes receivable	371	345	332	–	–	–	–	–
Other current assets	284	282	243	365	517	535	418	422
Total current assets	**3,616**	**3,243**	**3,156**	**3,102**	**3,374**	**3,486**	**4,937**	**3,426**
Properties	41,393	40,478	40,445	40,069	39,816	39,918	40,753	41,178
Operating lease right-of-use assets	503	466	447	435	403	395	444	445
Pension asset[1]	488	594	696	777	959	1,085	1,209	3,050
Intangible assets, goodwill and other	435	418	414	421	416	459	431	439
Advance to KCS and other transaction costs	–	–	–	–	–	921	–	–
Total assets[1]	**46,435**	**45,199**	**45,158**	**44,804**	**44,968**	**46,264**	**47,774**	**48,538**
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities								
Accounts payable and other	2,146	2,300	2,125	2,364	2,162	2,171	2,328	2,612
Current portion of long-term debt	2,592	1,055	871	910	676	1,579	1,224	508
Total current liabilities	**4,738**	**3,355**	**2,996**	**3,274**	**2,838**	**3,750**	**3,552**	**3,120**
Deferred income taxes[1]	8,383	8,267	8,320	8,271	8,407	8,486	8,698	9,303
Other liabilities and deferred credits	674	625	563	534	529	508	451	427
Pension and other postretirement benefits	742	734	729	767	759	752	751	645
Long-term debt	12,695	13,107	12,915	11,996	12,252	12,140	12,332	11,977
Operating lease liabilities	369	336	322	311	289	284	321	322
SHAREHOLDERS' EQUITY								
Common shares	3,658	3,667	3,692	3,698	3,710	3,709	3,727	3,704
Common shares in Share Trusts	(126)	(124)	(115)	(115)	(96)	(97)	(104)	(103)
Additional paid-in capital	363	357	367	379	368	379	381	397
Accumulated other comprehensive loss[1]	(3,153)	(3,348)	(3,424)	(3,711)	(3,728)	(3,766)	(3,581)	(2,241)
Retained earnings[1]	18,092	18,223	18,793	19,400	19,640	20,119	21,246	20,987
Total shareholders' equity[1]	18,834	18,775	19,313	19,651	19,894	20,344	21,669	22,744
Total liabilities and shareholders' equity[1]	**46,435**	**45,199**	**45,158**	**44,804**	**44,968**	**46,264**	**47,774**	**48,538**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

CN | 2022 INVESTOR FACT BOOK UPDATE 27

Financials

QUARTERLY CONSOLIDATED **STATEMENTS OF CASH FLOWS**

Unaudited

($ millions)

	Q1	Q2	Q3	Q4	2020 Year	Q1	Q2	Q3	Q4	2021 Year
OPERATING ACTIVITIES										
Net income[1]	1,007	540	982	1,016	**3,545**	976	1,036	1,686	1,201	**4,899**
Adjustments to reconcile net income to net cash provided by operating activities:										
Depreciation and amortization	392	404	391	402	**1,589**	404	406	405	383	**1,598**
Pension income and funding[1]	(86)	(40)	(35)	(50)	**(211)**	(112)	(52)	(51)	(99)	**(314)**
Amortization of bridge financing and other fees	–	–	–	–	–	–	32	65	–	**97**
Deferred income taxes[1]	292	(16)	91	114	**481**	152	98	109	154	**513**
Loss (recovery) on assets held for sale	–	486	–	–	**486**	(137)	–	–	–	**(137)**
Changes in operating assets and liabilities:										
Accounts receivable	(1)	187	(96)	68	**158**	(129)	(49)	21	135	**(22)**
Material and supplies	(52)	24	28	20	**20**	(49)	(5)	17	30	**(7)**
Accounts payable and other	(406)	114	(208)	451	**(49)**	(212)	(10)	82	281	**141**
Other current assets	7	(1)	19	(25)	–	1	18	40	(24)	**35**
Other operating activities, net	27	59	48	12	**146**	58	1	84	25	**168**
Net cash provided by operating activities	**1,180**	**1,757**	**1,220**	**2,008**	**6,165**	**952**	**1,475**	**2,458**	**2,086**	**6,971**
INVESTING ACTIVITIES										
Property additions	(603)	(714)	(691)	(855)	**(2,863)**	(412)	(729)	(836)	(914)	**(2,891)**
Advance for acquisition and other transaction-related costs	–	–	–	–	–	–	(908)	–	–	**(908)**
Refund of advance for acquisition	–	–	–	–	–	–	–	886	–	**886**
Acquisitions, net of cash acquired	–	–	(8)	–	**(8)**	–	–	–	–	–
Other investing activities, net	(4)	(35)	(23)	(13)	**(75)**	(1)	(5)	(8)	54	**40**
Net cash used in investing activities	**(607)**	**(749)**	**(722)**	**(868)**	**(2,946)**	**(413)**	**(1,642)**	**42**	**(860)**	**(2,873)**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

28 CN | 2022 INVESTOR FACT BOOK UPDATE

Unaudited

($ millions)

					2020					2021
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
FINANCING ACTIVITIES										
Issuance of debt	947	810	–	32	**1,789**	389	14	–	–	**403**
Repayment of debt	(606)	(574)	(11)	(30)	**(1,221)**	(258)	(16)	(568)	(19)	**(861)**
Change in commercial paper, net	304	(983)	(160)	(434)	**(1,273)**	13	903	164	(1,014)	**66**
Bridge financing and other fees	–	–	–	–	**–**	–	(93)	(4)	–	**(97)**
Settlement of foreign exchange forward contracts on debt	21	40	(22)	(13)	**26**	(9)	(15)	25	(9)	**(8)**
Issuance of common shares for stock options exercised	22	7	22	5	**56**	20	2	19	11	**52**
Withholding taxes remitted on the net settlement of equity settled awards	(43)	(1)	(4)	–	**(48)**	(27)	–	(5)	(5)	**(37)**
Repurchase of common shares	(379)	–	–	–	**(379)**	(277)	(137)	(72)	(1,096)	**(1,582)**
Purchase of common shares for settlement of equity settled awards	(2)	(1)	(6)	–	**(9)**	–	–	(25)	(2)	**(27)**
Purchase of common shares by Share Trusts	(6)	(5)	3	(6)	**(14)**	(7)	(7)	(7)	(5)	**(26)**
Dividends paid	(409)	(408)	(408)	(409)	**(1,634)**	(436)	(436)	(435)	(433)	**(1,740)**
Net cash used in financing activities	**(151)**	**(1,115)**	**(586)**	**(855)**	**(2,707)**	**(592)**	**215**	**(908)**	**(2,572)**	**(3,857)**
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	3	(2)	–	(1)	–	–	(1)	1	–	–
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**425**	**(109)**	**(88)**	**284**	**512**	**(53)**	**47**	**1,593**	**(1,346)**	**241**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	588	1,013	904	816	**588**	1,100	1,047	1,094	2,687	**1,100**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**1,013**	**904**	**816**	**1,100**	**1,100**	**1,047**	**1,094**	**2,687**	**1,341**	**1,341**
Cash and cash equivalents, end of period	488	375	285	569	**569**	518	569	2,194	838	**838**
Restricted cash and cash equivalents, end of period	525	529	531	531	**531**	529	525	493	503	**503**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**1,013**	**904**	**816**	**1,100**	**1,100**	**1,047**	**1,094**	**2,687**	**1,341**	**1,341**
SUPPLEMENTAL CASH FLOW INFORMATION										
Interest paid	(183)	(92)	(186)	(90)	**(551)**	(174)	(85)	(174)	(79)	**(512)**
Income taxes refunded (paid)	9	2	(371)	7	**(353)**	(188)	(193)	(201)	(177)	**(759)**

CN | 2022 INVESTOR FACT BOOK UPDATE 29

Financials

QUARTERLY **FINANCIAL AND STATISTICAL DATA**

Unaudited

					2020					2021
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES ($ millions)										
Petroleum and chemicals	791	585	591	664	**2,631**	661	685	715	755	**2,816**
Metals and minerals	405	308	342	354	**1,409**	368	377	410	393	**1,548**
Forest products	433	413	421	433	**1,700**	429	451	425	435	**1,740**
Coal	143	140	118	126	**527**	126	158	169	165	**618**
Grain and fertilizers	610	649	608	742	**2,609**	713	609	510	643	**2,475**
Intermodal	849	874	992	1,036	**3,751**	968	1,037	1,061	1,049	**4,115**
Automotive	193	69	177	152	**591**	158	135	137	146	**576**
Total freight revenues	**3,424**	**3,038**	**3,249**	**3,507**	**13,218**	**3,423**	**3,452**	**3,427**	**3,586**	**13,888**
Other revenues	121	171	160	149	**601**	112	146	164	167	**589**
Total revenues	**3,545**	**3,209**	**3,409**	**3,656**	**13,819**	**3,535**	**3,598**	**3,591**	**3,753**	**14,477**
STATISTICAL OPERATING DATA										
Gross ton miles (GTMs) (millions)	113,979	102,386	113,693	125,310	**455,368**	120,780	116,735	110,690	110,196	**458,401**
Revenue ton miles (RTMs) (millions)	58,370	52,517	56,296	63,207	**230,390**	61,454	59,246	55,875	56,563	**233,138**
Carloads (thousands)	1,335	1,294	1,440	1,526	**5,595**	1,431	1,469	1,427	1,374	**5,701**
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500	**19,500**	19,500	19,500	19,500	19,500	**19,500**
Employees (end of period)	23,975	22,112	24,008	24,381	**24,381**	24,577	24,376	23,765	22,604	**22,604**
Employees (average for the period)	25,264	22,431	23,177	24,272	**23,786**	24,508	24,410	24,312	23,107	**24,084**

30 CN | 2022 INVESTOR FACT BOOK UPDATE

Unaudited

	Q1	Q2	Q3	Q4	2020 Year	Q1	Q2	Q3	Q4	2021 Year
KEY OPERATING MEASURES										
Freight revenue per RTM (cents)	5.87	5.78	5.77	5.55	**5.74**	5.57	5.83	6.13	6.34	**5.96**
Freight revenue per carload ($)	2,565	2,348	2,256	2,298	**2,362**	2,392	2,350	2,402	2,610	**2,436**
GTMs per average number of employees (thousands)	4,512	4,564	4,905	5,163	**19,144**	4,928	4,782	4,553	4,769	**19,033**
Operating expenses per GTM (cents)	2.04	2.37	1.80	1.79	**1.99**	1.83	1.90	2.03	1.98	**1.93**
Labor and fringe benefits expense per GTM (cents)	0.65	0.55	0.58	0.60	**0.60**	0.65	0.59	0.66	0.61	**0.63**
Diesel fuel consumed (US gallons in millions)	108.9	90.2	97.2	110.9	**407.2**	110.4	101.4	93.7	97.3	**402.8**
Average fuel price ($/US gallon)	2.90	2.08	2.27	2.37	**2.42**	2.90	3.24	3.33	3.70	**3.28**
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.955	0.881	0.855	0.885	**0.894**	0.914	0.869	0.847	0.883	**0.879**
SAFETY INDICATORS[1]										
Injury frequency rate (per 200,000 person hours)	2.27	1.39	1.54	1.31	**1.64**	1.60	0.97	1.42	1.29	**1.33**
Accident rate (per million train miles)	1.98	2.13	1.70	1.69	**1.87**	1.33	1.99	2.05	2.06	**1.82**

(1) Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

CN | 2022 INVESTOR FACT BOOK UPDATE 31

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may use non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency, adjusted debt-to-adjusted EBITDA multiple and return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Adjusted performance measures Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN’s performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company’s operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN’s underlying business operations and could distort the analysis of trends in business performance. NON-GAAP MEASURES These items may include: i. operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs; ii. non-operating expense adjustments: business acquisition- related financing fees, merger termination income, gains and losses on disposal of property; and iii. the effect of tax law changes and rate enactments. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. Financials 32 CN  |  2022 INVESTOR FACT BOOK UPDATE

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the periods specified, to the non-GAAP adjusted performance measures presented herein:

Unaudited ($ millions, except per share data) Year ended December 31	2017	2018	2019	2020	2021
Net income [1]	5,470	4,312	4,198	3,545	**4,899**
Adjustments:					
Operating expense adjustments:					
Workforce reduction program	–	27	31	–	**39**
Depreciation expense on the deployment of replacement system	–	–	84	–	**–**
Advisory fees related to shareholder matters	–	–	–	–	**20**
Loss (recovery) on assets held for sale	–	–	–	486	**(137)**
Transaction-related costs	–	–	–	–	**84**
Non-operating expense adjustments:					
Amortization of bridge financing and other fees	–	–	–	–	**97**
Merger termination fee	–	–	–	–	**(886)**
Gains on disposal of property	–	(338)	–	–	**–**
Tax adjustments:					
Tax effect of adjustments [2]	–	39	(30)	(123)	**109**
Tax law changes and rate enactments	(1,706)	–	(112)	(141)	**–**
Total adjustments	**(1,706)**	**(272)**	**(27)**	**222**	**(674)**
Adjusted net income [1]	**3,764**	**4,040**	**4,171**	**3,767**	**4,225**
Diluted earnings per share [1]	**7.22**	**5.85**	**5.81**	**4.97**	**6.90**
Impact of adjustments, per share	(2.25)	(0.37)	(0.03)	0.31	**(0.95)**
Adjusted diluted earnings per share [1]	**4.97**	**5.48**	**5.78**	**5.28**	**5.95**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(2) The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

CN | 2022 INVESTOR FACT BOOK UPDATE 33

Financials

NON-GAAP MEASURES (CONT.)

Adjusted performance measures (cont.)

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the periods specified, to the non-GAAP adjusted performance measures presented herein:

Unaudited

($ millions, except percentages) Year ended December 31	2017	2018	2019	2020	2021
Operating income	5,243	5,493	5,593	4,777	**5,616**
Operating expense adjustments:					
Workforce reduction program	–	27	31	–	**39**
Depreciation expense on the deployment of replacement system	–	–	84	–	**–**
Advisory fees related to shareholder matters	–	–	–	–	**20**
Loss (recovery) on assets held for sale	–	–	–	486	**(137)**
Transaction-related costs	–	–	–	–	**84**
Total operating expense adjustments	–	27	115	486	**6**
Adjusted operating income	5,243	5,520	5,708	5,263	**5,622**
Operating expenses	7,798	8,828	9,324	9,042	**8,861**
Total operating expense adjustments	–	(27)	(115)	(486)	**(6)**
Adjusted operating expenses	7,798	8,801	9,209	8,556	**8,855**
Operating ratio[1]	59.8%	61.6%	62.5%	65.4%	**61.2%**
Impact of adjustments	–%	(0.1)%	(0.8)%	(3.5)%	**–%**
Adjusted operating ratio	59.8%	61.5%	61.7%	61.9%	**61.2%**

(1) Operating ratio is defined as operating expenses as a percentage of revenues.

For the year ended December 31, 2017, the Company reported adjusted net income of $3,764 million[2], or $4.97 per diluted share[2], which excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following:

- in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the Tax Cuts and Jobs Act ("U.S. Tax Reform") and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;
- in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;
- in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and
- in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.

(2) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

34 CN | 2022 INVESTOR FACT BOOK UPDATE

For the year ended December 31, 2018, the Company reported adjusted net income of $4,040 million (2), or $5.48 per diluted share (2), which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) in the fourth quarter and gains on disposal of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following: • in the fourth quarter, a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the “Guelph”), of $79 million, or $70 million after-tax ($0.10 per diluted share); • in the third quarter, a gain on disposal of property located in Montreal, Quebec (the “Doney and St-Francois Spurs”) of $36 million, or $32 million after-tax ($0.04 per diluted share); and • in the second quarter, a gain on transfer of the Company’s finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the “Central Station Railway Lease”), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share). For the year ended December 31, 2019, the Company reported adjusted net income of $4,171 million (2), or $5.78 per diluted share (2), which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system. For the year ended December 31, 2020, the Company reported adjusted net income of $3,767 million (2), or $5.28 per diluted share (2), which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company’s decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. For the year ended December 31, 2021, the Company reported adjusted net income of $4,225 million (2), or $5.95 per diluted share (2), which excludes: • employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income; • advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.02 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Casualty and other within the Consolidated Statements of Income; • the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator; • transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS; • amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and • merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS’ notice of termination of the CN Merger Agreement with KCS. (2) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company’s selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information. 35 CN  |  2022 INVESTOR FACT BOOK UPDATE

Financials

NON-GAAP MEASURES (CONT.)

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the periods specified, to the non-GAAP free cash flow presented herein:

Unaudited
($ millions)

Year ended December 31	2017	2018	2019	2020	2021
Net cash provided by operating activities	5,516	5,918	5,923	6,165	**6,971**
Net cash used in investing activities	(2,738)	(3,404)	(4,190)	(2,946)	**(2,873)**
Net cash provided before financing activities	2,778	2,514	1,733	3,219	**4,098**
Adjustments:					
Transaction-related costs (1)	–	–	–	–	**125**
Advance for acquisition (1)	–	–	–	–	**845**
Refund of advance for acquisition (1)	–	–	–	–	**(886)**
Merger termination fee (1)	–	–	–	–	**(886)**
Acquisition, net of cash acquired (2)	–	–	259	8	**–**
Total adjustments	–	–	259	8	**(802)**
Free cash flow	2,778	2,514	1,992	3,227	**3,296**

(1) Relates to the terminated CN KCS merger agreement. See Note 3 – Acquisitions, Terminated CN KCS merger agreement, to the Company's 2021 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2021 Annual MD&A filed on February 1, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

(2) Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See the section entitled Liquidity and capital resources – Investing activities to the Company's 2021 Annual MD&A filed on February 1, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.25 and $1.34 per US$1.00, for the years ended December 31, 2021 and 2020, respectively.

On a constant currency basis, the Company's Net Income for the year ended December 31, 2021 would have been higher by $166 million ($0.23 per diluted share).

36 CN | 2022 INVESTOR FACT BOOK UPDATE

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2021:

Unaudited

($ millions, except per share data)

Year ended December 31	2021	Constant currency impact	2020	% Change at constant currency Fav(Unfav)
Revenues				
Petroleum and chemicals	**2,816**	128	2,631	**12%**
Metals and minerals	**1,548**	83	1,409	**16%**
Forest products	**1,740**	93	1,700	**8%**
Coal	**618**	17	527	**20%**
Grain and fertilizers	**2,475**	80	2,609	**(2%)**
Intermodal	**4,115**	95	3,751	**12%**
Automotive	**576**	32	591	**3%**
Total freight revenues	**13,888**	**528**	**13,218**	**9%**
Other revenues	**589**	29	601	**3%**
Total revenues	**14,477**	**557**	**13,819**	**9%**
Operating expenses				
Labor and fringe benefits	**2,879**	65	2,723	**(8%)**
Purchased services and material	**2,082**	60	2,152	**-%**
Fuel	**1,513**	94	1,152	**(39%)**
Depreciation and amortization	**1,598**	44	1,589	**(3%)**
Equipment rents	**336**	19	432	**18%**
Casualty and other	**506**	27	508	**(5%)**
Loss (recovery) on assets held for sale	**(137)**	(12)	486	**131%**
Transaction-related costs	**84**	47	–	**N/A**
Total operating expenses	**8,861**	**344**	**9,042**	**(2%)**
Operating income	**5,616**	213	4,777	**22%**
Interest expense	**(610)**	(35)	(554)	**(16%)**
Other components of net periodic benefit income [1]	**407**	–	292	**39%**
Merger termination fee	**886**	39	–	**N/A**
Other income	**43**	4	6	**683%**
Income before income taxes [1]	**6,342**	**221**	**4,521**	**45%**
Income tax expense [1]	**(1,443)**	(55)	(976)	**(53%)**
Net income [1]	**4,899**	**166**	**3,545**	**43%**
Diluted earnings per share [1]	**6.90**	**0.23**	**4.97**	**43%**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, for additional information.

CN | 2022 INVESTOR FACT BOOK UPDATE 37

Financials

NON-GAAP MEASURES (CONT.)

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company's Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, as reported for the periods specified, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

Unaudited
($ millions, unless otherwise indicated)

As at and for the year ended December 31	2017	2018	2019	2020	2021
Debt	10,828	12,569	13,796	12,906	**12,485**
Adjustments:					
Operating lease liabilities, including current portion[1]	478	579	501	418	**430**
Pension plans in deficiency[2]	455	477	521	553	**447**
Adjusted debt	**11,761**	**13,625**	**14,818**	**13,877**	**13,362**
Net income[3]	5,470	4,312	4,198	3,545	**4,899**
Interest expense	481	489	538	554	**610**
Income tax expense (recovery)[3]	(400)	1,348	1,207	976	**1,443**
Depreciation and amortization	1,281	1,329	1,562	1,589	**1,598**
Operating lease cost[4]	191	218	171	143	**131**
Other components of net periodic benefit income[3]	(296)	(280)	(297)	(292)	**(407)**
Other income	(12)	(376)	(53)	(6)	**(43)**
Adjustments:					
Workforce reduction program[5]	–	27	31	–	**39**
Advisory fees related to shareholder matters[6]	–	–	–	–	**20**
Loss (recovery) on assets held for sale[7]	–	–	–	486	**(137)**
Transaction-related costs[8]	–	–	–	–	**84**
Merger termination fee[8]	–	–	–	–	**(886)**
Adjusted EBITDA[9]	**6,715**	**7,067**	**7,357**	**6,995**	**7,351**
Adjusted debt-to-adjusted EBITDA multiple (times)	**1.75**	**1.93**	**2.01**	**1.98**	**1.82**

(1) Represents the present value of operating lease payments.

(2) Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.

(3) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, or additional information.

(4) Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.

(5) Relates to employee termination benefits and severance costs for a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.

(6) Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.

(7) Relates to the loss (recovery) on assets held for sale resulting from the Company entering into an agreement for the sale of non-core lines.

(8) Relates to the terminated CN KCS merger agreement.

(9) Adjusted EBITDA for 2019 and 2018 has been restated to include the workforce reduction program adjustment in order to conform with the current definition and be comparable with adjustments made in 2021.

38 CN | 2022 INVESTOR FACT BOOK UPDATE

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

Unaudited

($ millions, except percentage)

As at and for the year ended December 31	2017	2018	2019	2020	2021
Net income [1]	5,470	4,312	4,198	3,545	**4,899**
Interest expense	481	489	538	554	**610**
Tax on interest expense [2]	(124)	(116)	(120)	(120)	**(139)**
Return [1]	**5,827**	**4,685**	**4,616**	**3,979**	**5,370**
Average total shareholders' equity	15,749	17,149	17,841	18,846	**21,198**
Average long-term debt	9,098	10,067	11,626	11,931	**11,987**
Average current portion of long-term debt	1,785	1,632	1,557	1,420	**709**
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents	(613)	(656)	(674)	(844)	**(1,221)**
Average invested capital	**26,019**	**28,192**	**30,350**	**31,353**	**32,673**
ROIC [1]	**22.4%**	**16.6%**	**15.2%**	**12.7%**	**16.4%**
Adjusted net income [1][3]	3,764	4,040	4,171	3,767	**4,225**
Interest expense	481	489	538	554	**610**
Less: Amortization of bridge financing and other fees [4]	–	–	–	–	**(97)**
Tax on interest expense less amortization of bridge financing and other fees [5]	(124)	(120)	(131)	(137)	**(123)**
Adjusted return [1]	**4,121**	**4,409**	**4,578**	**4,184**	**4,615**
Average invested capital	26,019	28,192	30,350	31,353	**32,673**
Adjusted ROIC [1]	**15.8%**	**15.6%**	**15.1%**	**13.3%**	**14.1%**

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. See the Company's selected financial information restated for change in accounting policy filed on September 9, 2022, which may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section, or additional information.

(2) The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2021 was 22.8% (2020 - 21.6%, 2019 - 22.3%, 2018 - 23.8%, 2017 - 25.8%). Due to the negative effective tax rate reported by the Company in 2017, tax on interest expense for 2017 was calculated using an adjusted effective tax rate.

(3) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(4) Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income.

(5) The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense less amortization of bridge financing and other fees for 2021 was 24.0% (2020 - 24.8%, 2019 - 24.4%, 2018 - 24.5%, 2017 - 25.8%).

CN | 2022 INVESTOR FACT BOOK UPDATE 39

DESIGN: CAPSULE CREATIVE WWW.CAPSULECREATIVE.CA Transfer agent and registrar Computershare Trust Company of Canada Offices in: Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC Telephone: 1-800-564-6253 www.investorcentre.com/service Co-transfer agent and co-registrar Computershare Trust Company, N.A. Attn: Stock Transfer Department Overnight mail delivery: 250 Royall Street Canton, MA 02021 Regular mail delivery: P.O. Box 43078 Providence, RI 02940-3078 Telephone: 303-262-0600 or 1-800-962-4284 Shareholder services Shareholders with questions concerning their shares should contact: Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8 th Floor Toronto, ON M5J 2Y1 Telephone: 1-800-564-6253 www.computershare.com Investor relations Paul Butcher Vice-President, Investor Relations Telephone: 514-399-0052 Greg Hamilton Senior Manager, Investor Relations Telephone: 514-399-4654 Mariusz Chojnacki Senior Manager, Investor Relations Telephone: 514-399-6464 Fax: 514-399-5985 Email: investor.relations@cn.ca Mailing address CN Investor Relations 935 de La Gauchetière St. W. 16 th Floor Montreal, QC H3B 2M9 www.cn.ca/investors SHAREHOLDER AND INVESTOR INFORMATION 40 CN   |    2022 INVESTOR FACT BOOK UPDATE

www.cn.ca/investors CN Investor Relations understands the importance of communicating the CN story and the most current and timely information to our shareholders, the financial community and other stakeholders. The Investors section of our website holds a wealth of information to keep investors and potential investors informed and up-to-date. Key weekly metrics CN reports our performance measures weekly. These measures represent some of the key indicators of railroad performance. We report key weekly volume data for RTMs and carloads, and key weekly operating metrics such as car velocity, average train speed and through dwell. www.cn.ca/investors/key-weekly-metrics Latest financial results and reports We understand the importance of accessing the latest and historical financial and other company reports, including the Investor Fact Book, Annual Report and Sustainability Report. Each quarter, we update our Investor Presentation to showcase our commitment to share our great CN story. www.cn.ca/investors/reports-and-archives Current stock information We have a host of tools that provide helpful data about CN’s common shares on the Toronto Stock Exchange (TSX: CNR) and the New York Stock Exchange (NYSE: CNI). These tools include: stock information, interactive charts, stock price history and splits, an investment calculator and dividends. www.cn.ca/investors/stock-information Upcoming webcasts and events Our executive team regularly interacts with the investment community through our quarterly investor call and industry conferences. We provide a comprehensive schedule of upcoming investor events on our website, including webcast information. Don’t miss out on the latest news and events from CN. www.cn.ca/investors/events KEEPING INVESTORS UP-TO-DATE 41 CN  |  2022 INVESTOR FACT BOOK UPDATE 41 CN  |  2022 INVESTOR FACT BOOK UPDATE

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